[Letterhead of Vinson & Elkins LLP]

January 31, 2011

Mr. H. Roger Schwall

Division of Corporation Finance

United States Securities and

  Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:	Lone Pine Resources Inc.
Registration Statement on Form S-1
Filed December 13, 2010
File No. 333-171123

Dear Mr. Schwall:

On behalf of Lone Pine Resources Inc. (the “Registrant”), in this letter, we set forth the responses of the Registrant to the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated January 10, 2011 (the “Comment Letter”), with respect to the above-captioned filing.  For your convenience, we have repeated in bold type the comments and requests for additional information as set forth in the Comment Letter.  The Registrant’s response to each comment or request is set forth immediately below the text of the applicable comment or request.

In addition, the Registrant has filed through EDGAR and separately forwarded courtesy copies of Amendment No. 1 (“Amendment No. 1”) to the above referenced Registration Statement on Form S-1 (the “Registration Statement”), which has been marked to show changes from the original filing.  A copy of this letter has been furnished through EDGAR as correspondence.

Capitalized terms used in this letter but not defined herein have the meanings given to them in the Registration Statement.

Information provided in this letter on behalf of the Registrant has been provided to us by the Registrant, the Registrant’s parent, Forest Oil Corporation (“Forest”), and Forest’s wholly-owned subsidiary, Canadian Forest Oil Ltd. (“CFOL”).

General

1.                        Provide complete responses and, where disclosure has changed, indicate precisely where in the marked version of the amendment you file we will find your responsive changes. Similarly, to the extent comments on one section apply to similar disclosure elsewhere, please make corresponding revisions to all affected disclosure. This will minimize the need for us to repeat similar comments.

Response:  The Registrant acknowledges the Staff’s comment.  The Registrant has provided complete responses and, where disclosure has changed, indicated the pages in Amendment No. 1 where the Staff will find the Registrant’s responsive changes. Similarly, to the extent comments on one section apply to similar disclosure elsewhere, the Registrant has made corresponding revisions to all affected disclosure.

2.                        Please provide updated disclosure with each amendment. In that regard, we note several places in your document in which you indicate that you will take certain actions prior to or in connection with your offering. Please provide updated disclosure with respect to such actions. For example, and without limitation, we note your disclosure at page 112 that prior to completion of this offering, you intend to appoint additional persons to serve as your executive officers and directors upon completion of this offering. When known, please revise your filing to provide the required disclosure with respect to each such individual.

Response: The Registrant acknowledges the Staff’s comment.  The Registrant has provided updated disclosure with Amendment No. 1.  The Registrant acknowledges that there are several places in Amendment No. 1 in which the Registrant indicates that it will take certain actions prior to or in connection with the offering. When known, the Registrant will provide updated disclosure with respect to such actions in an amendment to the Registration Statement, including without limitation, updated disclosure with respect to the appointment of additional persons to serve as executive officers and directors upon completion of the offering.

3.                        With your next amendment or as soon as practicable thereafter, please file all omitted exhibits. Once you file all the omitted items, we may have additional comments. Ensure that you allow sufficient time for your response to any comments that may result from our review in each case.

Response:  The Registrant acknowledges the Staff’s comment and has filed with Amendment No. 1 all exhibits that are currently available.  The Registrant intends to file all remaining exhibits sufficiently in advance of effectiveness of the Registration Statement to provide the Staff time to review these exhibits and to enable the Registrant to respond to any additional comments the Staff may have as a result of the inclusion of these exhibits.

4.                        With your next amendment, fill in all blanks other than the information that Rule 430A permits you to omit. Also include updated disclosure and advise us regarding the status of your application to list on the New York Stock Exchange. If the information you provide may change prior to effectiveness of the Form S-1, include brackets to indicate this. We may have additional comments after the omitted information has been filed.

Response:  The Registrant acknowledges the Staff’s comment.  In Amendment No. 1, where the information is known, the Registrant has filled in all blanks other than the information that Rule 430A permits the Registrant to omit. The Registrant has included updated disclosure on the cover page and on pages 10, 174, and 189 of Amendment No. 1 regarding the status of its application to list on the New York Stock Exchange. The Registrant advises the Staff that the Registrant has been cleared to apply for listing on the New York Stock Exchange and has begun the process for listing.  The Registrant expects that its shares of common stock will be approved for listing on the New York Stock Exchange prior to printing and distribution of the preliminary prospectus.  The Registrant will provide updated disclosure with respect to the status of its application to list on the New York Stock Exchange in an amendment to the Registration Statement.

5.                        Prior to submitting a request for accelerated effectiveness of the registration statement, ensure that we have received a letter or call from the Financial Industry Regulatory Authority (FINRA) which confirms that it (a) has finished its review and (b) has no additional concerns with respect to the underwriting arrangements. Please provide us with a copy of that letter, or ensure that FINRA calls us for that purpose.

Response:  The Registrant acknowledges the Staff’s comment and confirms that, prior to submitting a request for accelerated effectiveness of the Registration Statement, the Registrant will ensure that the Staff has received a letter or call from FINRA that confirms that it (a) has finished its review and (b) has no additional concerns with respect to the underwriting arrangements.

6.                        Prior to printing and distribution of the preliminary prospectus, please provide us with copies of all artwork and any graphics you propose to include in the prospectus. Also provide accompanying captions, if any. We may have comments after reviewing these materials.

Response:  The Registrant acknowledges the Staff’s comment and advises the Staff that the prospectus currently includes all artwork and graphics that the Registrant intends to include in the prospectus, except for the Registrant’s logo. Please see the inside front cover of the prospectus and pages 85 through 89 and 91 through 92 of Amendment No. 1.  Prior to printing and distribution of the preliminary prospectus, the

Registrant intends to file an amendment to the Registration Statement containing the Registrant’s logo on the front cover and back cover of the prospectus.

7.                        You do not yet provide a range for the potential offering price per share. Because other related disclosure likely will be derived from the midpoint of the range, we remind you to provide the range once it becomes available so that you will have time to respond to any resulting staff comments.

Response:  The Registrant acknowledges the Staff’s comment and will revise the Registration Statement to include a price range when such a range becomes available.  The Registrant intends to include this information sufficiently in advance of effectiveness of the Registration Statement to provide the Staff with time to review the information and to enable the Registrant to respond to any additional comments the Staff may have as a result of the inclusion of this information.

8.                        Please provide all information required by Item 404 of Regulation S-K.

Response:  The Registrant has revised its disclosure as requested.  Please see “Certain relationships and related party transactions” on page 167 of Amendment No. 1.

Risk Factors, page 15

9.                        Please revise your disclosure under the risk factor “We require substantial capital expenditures...” and the risk factor “Our future debt levels...” to reference your disclosure regarding the restrictions imposed pursuant to the separation agreements with regard to the limitations on the amount of additional indebtedness you can incur. Please also revise your filing to reference such restrictions in your discussion of your liquidity and capital resources that begins on page 69.

Response:  The Registrant has revised its disclosure as requested.  Please see pages 17, 19, and 70 of Amendment No. 1.

Our future debt levels may limit our flexibility to obtain additional financing..., page 18

10.                 We note your disclosure that if your operational results are not sufficient to service your future indebtedness, you will be forced to take actions, including seeking additional equity capital. Please revise to specifically reference the restrictions on your ability to issue or sell your common stock or other securities.

Response:  The Registrant has revised its disclosure as requested.  Please see page 19 of Amendment No. 1.

The separation agreements may limit our ability to obtain additional financing..., page 33

11.                 We note your disclosure at page 34 that the separation agreements provide that so long as Forest owns 50% or more of the voting power of all then outstanding shares of your capital stock entitled to vote generally in the election of directors, you will not (without the prior written consent of Forest) take any actions that could reasonably result in Forest being in breach or in default under any contract or agreement. Please provide material examples of how this may present a risk to you.

Response:  The Registrant has revised its disclosure as requested.  Please see pages 34 through 35 of Amendment No. 1.

Use of Proceeds, page 43

12.                 Once you know the expected size of the offering, and no later than when you provide the price range for the offering, you will need to provide the estimated amounts you intend to allocate to each of the identified uses. In that regard, we note your disclosure that a portion of the proceeds will be used for “general corporate purposes, including capital expenditures and working capital.” If you have no specific plan for a significant portion of the proceeds, state this explicitly. Refer generally to Item 504 of Regulation S-K. In addition, please present your Use of Proceeds information in a tabular format.

Response:  The Registrant acknowledges the Staff’s comment.  Once the Registrant knows the expected size of the offering, and no later than the time that the Registrant provides the price range for the offering, the Registrant will provide the estimated amounts that the Registrant intends to allocate to each of the identified uses of the net proceeds of the offering. If the Registrant has no specific plan for a significant portion of the net proceeds, the Registrant will state this explicitly. In addition, if there are multiple identified uses for the net proceeds, the Registrant will present its Use of Proceeds information in a tabular format.

Management, page 112

13.                 For each director or director nominee, please briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director, in light of your business and structure. See Item 401(e) of Regulation S-K.

Response:  The Registrant has revised its disclosure as requested.  Please see pages 113 and 114 of Amendment No. 1.

Executive Compensation, page 117

14.                 Please update your executive compensation section to include disclosure regarding your most recently completed fiscal year.

Response:  The Registrant has revised its disclosure as requested.  Please see pages 119 through 151 of Amendment No. 1.  The Registrant intends to update this disclosure in an amendment to the Registration Statement following the regular meeting of Forest’s Compensation Committee in February 2011 and the determination of annual incentive bonus awards under Forest’s Annual Incentive Plan for 2010.

Shares Eligible for Future Sale, page 175

15.                 We note your disclosure at page 177 that common stock distributed to Forest shareholders in the spin-off transaction will be freely transferable, except for common stock received by persons who may be deemed to be your affiliates or otherwise subject to the lock-up agreements. Please tell us whether you intend to register the spin-off.

Response: The Registrant acknowledges the Staff’s comment.  The Registrant advises the Staff that Forest does not intend to register the proposed spin-off by Forest to its shareholders of its shares of common stock of the Registrant following the offering.  Forest has reviewed Staff Bulletin No. 4 (the “Staff Bulletin”) of the Division of Corporation Finance of the Commission (the “Division of Corporation Finance”), dated September 16, 1997, which states the Division of Corporation Finance’s views regarding whether Section 5 of the Securities Act of 1933 (the “Securities Act”) applies to spin-offs.

The Staff Bulletin states the view of the Division of Corporation Finance that a subsidiary does not have to register a spin-off under the Securities Act when the following five conditions are satisfied:  (1) the parent shareholders do not provide consideration for the spun-off shares; (2) the spin-off is pro-rata to the parent shareholders; (3) the parent provides adequate information about the spin-off and the subsidiary to its shareholders and to the trading markets; (4) the parent has a valid business purpose for the spin-off; and (5) if the parent spins-off “restricted securities,” it has held those securities for at least two years.  Forest has advised the Registrant that it believes that each of these five conditions will be satisfied with respect to the proposed spin-off by Forest to its shareholders of its shares of common stock of the Registrant following the offering.

First, Forest expects that its shareholders will not provide any consideration for the spun-off shares of common stock of the Registrant.

Second, Forest expects that the spin-off will be pro-rata to its shareholders.

Third, Forest intends to provide adequate information about the spin-off and the Registrant to its shareholders and to the trading markets.  Forest is a reporting company, and Forest expects that the spin-off will occur approximately four months following the offering and that the Registrant will be a reporting company at the time of the spin-off.  The Staff Bulletin provides that if the subsidiary is a reporting company, the parent may provide less information about the spin-off to its shareholders.  According to the Staff Bulletin, in this situation, the parent provides adequate information if, by the date it spins-off the securities: (1) the subsidiary has been subject to the Securities Exchange Act of 1934 (the “Exchange Act”) reporting requirements for at least 90 days; (2) the subsidiary is current in its Exchange Act reporting; and (3) the parent gives its shareholders information about the ratio it used to compute the number of shares distributed for each share held, how it will treat fractional shares, and the spin-off’s expected tax consequences.  Forest intends to satisfy these conditions relating to the provision of adequate information to its shareholders in connection with the spin-off.

Fourth, Forest has a valid business purpose for the spin-off.  The Staff Bulletin states that the Division of Corporation Finance has recognized the following as examples of valid business purposes for a spin-off: (1) allowing management of each business to focus solely on that business; (2) providing employees of each business stock-based incentives linked solely to his or her employer; (3) enhancing access to financing by allowing the financial community to focus separately on each business; or (4) enabling the companies to do business with each other’s competitors.  The Registrant’s business in Canada, which is operated through CFOL, has a significant resource base that, on average, is in the early stages of development, especially when compared to Forest’s business in the United States.  In order to optimize the development opportunities of the Registrant’s resource base, significant capital expenditures will be required, well in excess of the Registrant’s internally generated cash flow.  To resolve capital expenditure constraints that Forest believes will prevent the Registrant’s business from pursuing the business development strategies most appropriate for optimal growth and operation, Forest believes that the Registrant’s business must be separated from Forest’s business in the United States.  Forest believes that operating as a standalone, Canadian pure-play entity will enable the Registrant to access the capital markets more efficiently, with improved access to both U.S. and Canadian capital markets, the latter of which have generally proven to be favorable for oil and gas exploration and production companies focused on Canadian operations.  In addition, Forest anticipates that the growth potential of the Registrant’s Canadian business will allow the Registrant to “outspend cashflow” without the constraints now placed on CFOL by Forest to spend within its forecasted cashflow, and that the separation of the two businesses will increase the amount of financing available to the Canadian business to support these expenditures.  CFOL’s credit facility is currently an allocation from Forest’s global borrowing capacity.  As a standalone entity operating the Canadian business (through CFOL), the Registrant will be relieved of the borrowing constraints now placed on CFOL by Forest.  Forest believes that conducting business as a standalone entity with operations solely in Canada will increase the number of institutions willing to provide financing for the Canadian business.

Fifth, Forest formed the Registrant, rather than acquiring the business from a third-party, such that the two-year holding period condition will not apply to the spin-off.  The Staff Bulletin states the Division of Corporation’s position that the parent would not be an underwriter of the spun-off securities, and the subsidiary would not have to register the spin-off under the Securities Act when: (1) the parent has held the “restricted securities” at least two years; and (2) the spin-off satisfies the conditions described above.  The Staff Bulletin confirms that this two-year holding period position does not apply where the parent formed the subsidiary being spun-off, rather than acquiring the business from a third-party.

Foreign Currency Translation, page F-11

16.                 We note your disclosure indicating that your functional currency is the Canadian dollar.  Please provide an analysis of the currency indicators specified in ASC 830-10-55-5.

Response:  An analysis of the economic factors specified in ASC 830-10-55-5, which were considered to determine the functional currency of CFOL, is as follows.

Cash Flow — The operating and investing cash flows related to CFOL’s individual assets and liabilities are primarily in Canadian dollars.  Certain financing cash flows are in U.S. dollars due to CFOL’s U.S. dollar-denominated debt owed to its parent, Forest.  CFOL’s operating cash flows historically have been reinvested in exploration and development activities in Canada and, as such, generally do not directly affect Forest’s cash flows.

Sales Price and Market — CFOL generally sells its natural gas based on published Canadian gas pricing indexes and its oil and natural gas liquids based on NYMEX pricing with adjustments to arrive at local (i.e., Canadian) pricing.  Commodity prices are heavily influenced by both international and regional supply and demand fundamentals as discussed on page 59 of Amendment No. 1.

Sales Market — There is an active Canadian market for CFOL’s oil, natural gas, and natural gas liquids production.  All of CFOL’s sales are remitted in Canadian dollars with the exception of sales under one contract that provides for payment in U.S. dollars.  The natural gas sold under this contract represents less than 30% of CFOL’s equivalent natural gas production.

Expenses and Expenditures — CFOL’s capital expenditures, production costs, general and administrative costs, and other costs of its operations are primarily paid to Canadian suppliers in Canadian dollars.  There are minimal imports of supplies and materials.

Financing — CFOL obtains its financing from both its Canadian credit facility (which is denominated in Canadian dollars) and U.S. dollar-denominated loans and advances from Forest. Historically, CFOL relied primarily on borrowings under its credit facility.  Since 2009, CFOL has relied more heavily on borrowings from Forest to fund leasehold acquisitions and pipeline infrastructure in its core areas of operations, each of which is expected to position CFOL for growth.  Normally, CFOL would have relied more heavily on its own credit facility for these investments, but since Forest had excess cash, it was more prudent from a corporate-wide perspective to borrow from Forest rather than using proceeds from CFOL’s credit facility.  Funds generated by CFOL’s operations are sufficient to meet existing and normally expected debt obligations without the infusion of additional funds from Forest (other than for capital expenditures).

Intercompany Transactions and Arrangements — There are no extensive interrelationships between the operations of CFOL and Forest.  Intercompany transactions primarily consist of management fees charged by Forest to CFOL and intercompany advances between Forest and CFOL.  CFOL is not a shell corporation.

Based on analysis of the factors discussed above, we have determined that CFOL’s functional currency is the Canadian dollar, which we believe most faithfully portrays the economic results of CFOL’s operations.  The Canadian dollar is the currency of the primary economic environment in which CFOL operates and CFOL primarily generates and expends cash in Canadian dollars.  CFOL is not a direct and integral component or extension of Forest’s operations; rather it is a primarily self-contained foreign operation.  All of CFOL’s operating assets, accounting systems, and personnel are located in Canada.  In determining the functional currency, management’s judgment is essential and paramount, provided only that it is not contradicted by the facts.

Exhibits

17.                 We note your disclosure at page 164 that you expect that the contribution and spin-off, taken together, will qualify for U.S. federal income tax purposes as a tax-free transaction under Sections 355 and 368(a)(1)(D) of the Code. Please file a related tax opinion, or tell us why you do not believe that such an opinion is required. See Item 601(b)(8) of Regulation S-K.

Response:  The Registrant acknowledges the Staff’s comment and has reviewed Item 601(b)(8) of Regulation S-K.  The Registrant notes that the investors in the offering are not participating in the contribution and spin-off.   If the contribution and spin-off did

not qualify for tax-free treatment under Sections 355 and 368(a)(1)(D) of the Code, Forest (and potentially its shareholders) would be subject to taxation, but neither the Registrant nor its investors would be subject to taxation. The Registrant would, however, be required to pay damages to Forest under the tax sharing agreement if the contribution and spin-off were to become taxable to Forest as a result of a breach by the Registrant of its obligations under the tax sharing agreement.  While the Registrant acknowledges that the fact that Forest intends to spin-off its shares of common stock of the Registrant, and the fact that the tax sharing agreement will limit certain actions that the Registrant may take, may be material to an investor in the offering, the Registrant does not believe that a tax opinion regarding the contribution and spin-off has any relevance to the investors in the offering or is required to be filed as an exhibit to the Registration Statement relating to the offering.

18.                 We note your disclosure at page 184 regarding the lock-up agreements. Please file such agreements as exhibits to your filing.

Response:  The Registrant acknowledges the Staff’s comment.  The Registrant has revised its disclosure on pages 188 and 189 regarding the lock-up agreements.  The Registrant intends to file the form of the Underwriting Agreement for the offering as an exhibit to the Registration Statement, and the forms of lock-up agreements will be filed as part of the form of the Underwriting Agreement.

Engineering Comments

Our Company, page 1

19.                 In the fifth bullet point and in the table below, please disclose if these well locations are gross or net locations and if they are gross, please also disclose the net number of locations.

Response:  The Registrant has revised its disclosure as requested.  Please see pages 2 and 83 of Amendment No. 1.

20.                 In the table of significant properties, please explain the basis of converting your reserves to an equivalent basis. Please see Instruction 3 to paragraph (a)(2) of Item 1202. Please also disclose that these are not on an equivalent price and that there is a large difference in price between an equivalent volume of oil versus an equivalent volume of natural gas and natural gas liquids.

Response:   The Registrant has revised its disclosure as requested.  Please see pages 2 and 83 of Amendment No. 1.

Our Competitive Strengths, page 5

Large, contiguous acreage positions, with multi-year, diversified drilling inventory, page 5

21.                 Please disclose if these well locations are gross or net locations and if they are gross, please also disclose the net number of locations.

Response:  The Registrant has revised its disclosure as requested.  Please see pages 5 and 94 of Amendment No. 1.

Risk Factors, page 15

Oil, natural gas, and NGL prices and related differentials are volatile, page 15

22.                 The second sentence in the second paragraph regarding the prices you receive for light oil in your Evi field appears to be mitigating and should be removed.

Response:  The Registrant has revised its disclosure as requested.  Please see page 15 of Amendment No. 1.

Our proved reserves are estimates and depend on many assumptions, page 22

23.                 In the second bullet point, please reconcile your statement with the fact that proved estimates must be reasonably certain of being achieved.

Response:    The Registrant acknowledges the Staff’s comment.  The Registrant believes that the referenced risk factor is consistent with the fact that proved reserve estimates must be reasonably certain of being achieved.  Proved reserve estimates must be reasonably certain of being recovered based on a set of economic assumptions and technical data at a specific date.  The economic assumptions of constant commodity prices, development and abandonment costs, and operating costs may or may not be valid, and the referenced risk factor is intended to warn the reader that, for example, commodity prices and development, abandonment, and operating costs will likely change in the future, and that such change may in turn cause the Registrant’s reserve estimates to change in a material manner.  Similarly, the Registrant’s risk factor also highlights the risk that the geoscientific and engineering aspects of the reserve estimating process contain inherent uncertainties related to indirect measurements of subsurface data.  As new data is acquired, reserve estimates may be affected and the referenced risk factor is intended to alert investors to that risk.  Lastly, although the Registrant could advise investors of the reasonable certainty standard of proved reserve estimates, the Registrant believes that such advice would inappropriately mitigate its description of the overall risk involved.

The marketability of our production is dependent upon transportation and processing facilities, page 28

24.                 Please disclose if you have any material production that is currently shut-in or shut-in on a regular basis due to lack of accessibility to transportation and/or processing facilities.

Response:  The Registrant advises the Staff that it has no material production that is currently shut-in or shut-in on a regular basis due to lack of accessibility to transportation and/or processing facilities.  The Registrant has revised its disclosure on page 28 of Amendment No. 1 to disclose a shut-in of production relating to its Ojay field in British Columbia during 2010.

Business, page 82

25.                 On all the tables and maps and in the text, please disclose the net proved undeveloped and other identified drilling locations where you disclose the gross drilling locations.

Response:  The Registrant has revised its disclosure as requested.  Please see the inside front cover page of the prospectus and pages 2, 83, 85 through 89, and 91 through 92 of Amendment No. 1.

Utica Shale, page 88

26.                 Please disclose the cost of a horizontal well with a lateral length of 3,200 feet and eight-stage fracture stimulation to be drilled into the Utica Shale.

Response:  The Registrant advises the Staff that it does not know with certainty the cost of the horizontal well with a lateral length of 3,200 feet and eight-stage fracture stimulation drilled by its competitor in the Utica Shale.  The Registrant has revised its disclosure to delete the reference to this well.  Please see pages 90 and 91 of Amendment No. 1.

Preparation of reserve estimates, page 95

27.                 Please provide the page numbers for “Independent audit of reserves”.

Response:  The Registrant has revised its disclosure as requested.  Please see pages 96 and 97 of Amendment No. 1.

Independent audit of reserves, page 97

28.                 Please provide us with the property name and the number of reserves for each of the ten properties that had the largest difference between the independent engineer’s reserve estimate and the company’s reserve estimate and the amount of that difference.

Response: The Registrant supplementally advises the Staff that DeGolyer and MacNaughton (“D&M”), an independent petroleum engineering firm, audited six fields comprising 85.0% of CFOL’s NPV10 as of December 31, 2009.  The results of the audit were as follows:

	12/31/2009, Net Mmcfe
Audit Field	D&M	Forest	Difference
Evi	79,037	75,364	5,673
Hayter	6,221	7,464	(1,243)
Herronton	9,425	8,495	930
Kaybob	16,588	16,955	(367)
Narraway	35,375	44,370	(8,995)
Wild River	75,439	95,807	(20,368)
All Audited	222,085	246,454	(24,369)

Drilling Activities, page 98

29.                 To the last sentence in the paragraph please add “due to the multiple number of reservoirs our wells penetrate during drilling in these particular fields.”

Response:  The Registrant has revised its disclosure as requested.  Please see page 99 of Amendment No. 1.

Marketing and Delivery Commitments, page 100

30.                 Regarding the delivery commitment of 21 Bbtu/d of natural gas please include the principle sources of gas you will rely upon and the total amounts of gas you expect to receive from each source to fulfill this commitment. Please see (a)(1) of Item 1207. Disclose the remainder of the information required by Item 1207 based upon the facts and circumstances. Please see (2)(3)(b)(1)(2)(i)(ii)(iii)(v)(vi)(c)(d) of Item 1207.

Response:  The Registrant has provided additional disclosure regarding the principal sources of gas that it will rely upon and the total amounts of gas that it expects to receive from each source to fulfill the 21 Bbtu/d delivery commitment on page 102 of Amendment No. 1.  The Registrant advises the Staff that the Registrant believes that the amounts of source gas available from the Registrant’s fields in Alberta and British

Columbia in 2011, 2012, and 2013 based on the Registrant’s 2010 estimated proved reserves will be higher than the amounts disclosed in Amendment No. 1 based on the Registrant’s 2009 estimated proved reserves.  The Registrant intends to update this disclosure in an amendment to the Registration Statement at the time that the Registrant updates the disclosure of its oil and gas reserves as of December 31, 2010.

Glossary of Oil and Gas Terms, page A-1 Proved Reserves, page A-2

31.                 Please include the following in the proved reserve definition: “The project to extract the hydrocarbons must have commenced or the operator must be reasonably certain that it will commence the project within a reasonable time.” Please see paragraph 22 of (a) Definition of Regulation S-X Rule 4-10.

Response:  The Registrant has revised its disclosure as requested.  Please see page A-3 of Amendment No. 1.

Standardized Measure, page A-3

32.                 Please remove the word “guidelines” here and on page 14 in association with the SEC regulations. Our rules are not guidelines but regulations which you must follow.

Response:  The Registrant has revised its disclosure as requested.  Please see pages 14 and A-3 of Amendment No. 1.

Estimated Proved Oil and Gas Reserves, page F-32

33.                 We note that your production volumes are the same as your reported sales volumes on the tables on pages 12 and 100. Please reconcile where you report gas used in-operations and explain to us why it is not included in the production volumes reported in your annual change in proved reserves as it should. See Instruction 2 to Item 1204.

Response:  Gas used in operations is not included in the production volumes reported in the annual changes in proved reserves since the Registrant’s reported reserves do not include gas forecasted to be used in operations.  The Registrant notes that Instruction 2 to Item 1204 indicates that “Production of natural gas should include only marketable production of natural gas on an ‘as sold’ basis… and gas consumed in operations should be omitted…”

34.                 We note that your proved reserves have increased approximately 39% since January 2007 but during that time your production has decreased 10%. Please explain this to us and why you do not appear to be developing your proved undeveloped reserves at a pace fast enough to develop them within five years of booking them in spite of what the filing says.

Response:  The Registrant advises the Staff that estimated proved reserves have increased from 232 Bcfe as of January 1, 2007 to 322 Bcfe as of January 1, 2010.  Net sales volumes averaged 86 Mmcfe/d in 2007 and 75 Mmcfe/d during the first three quarters of 2010.  The decrease in sales volumes, which began in 2009 and continued through the early part of 2010, was driven by (1) the Registrant’s decreased level of activity related to the global recession’s impact on oil and natural gas prices and (2) sales of producing properties in late 2009 and early 2010.  The decline in production and net sales volumes has been reversed due to renewed drilling activity by the Registrant during 2010.  Sales volumes during the third quarter of 2010 averaged 76 Mmcfe/d as a result of this activity.  During the period between January 1, 2007 and December 31, 2009, the Registrant converted approximately 46 Bcfe of estimated proved undeveloped (“PUD”) reserve volumes to proved developed reserves through drilling activity.  The Registrant has increased drilling activity relative to 2009 levels and intends to maintain sufficient drilling activity to convert all estimated PUD reserves to proved developed reserves within five years of the date that they were booked.  The Registrant intends to update its oil and gas reserve disclosure with respect to its estimated proved reserves as of December 31, 2010 in an amendment to the Registration Statement.

35.                 Please revise your filing to fully follow ASC Topic 932 paragraph 50-5 pertaining to the disclosure of changes in the net quantities of an entity’s proved reserves of oil and gas during the year with appropriate explanation of significant changes as the rule requires.

Response:  The Registrant has revised its disclosure as requested.  Please see page F-33 through F-34 of Amendment No. 1.

Standardized Measure of Discounted Future Net Cash Flows, page F-36

36.                 The aggregate future development cost for 2007 and 2008 do not differ significantly from the actual development costs as incurred for those individual years as reported on page F-34 under Costs Incurred In Oil and Gas Property Acquisition, Exploration and Development Activities. Please explain to us why that is the case or revise as necessary.

Response: The Registrant advises the Staff that aggregate actual development costs as incurred for 2007 and 2008 of $137,351,000 and $146,325,000, respectively, on page F-34 of Amendment No. 1, and the future development costs for 2007 and 2008 of $(141,838,000) and $(145,415,000), respectively, on page F-36 of Amendment No. 1, do not differ materially because the actual development costs include costs relating to investments other than future development costs associated with proved reserves at the beginning of each year.

Index 99.1 - Third Party Report Methodology and Procedures, page 2

37.                 While we understand that there are fundamentals of physics, mathematics and economics that are applied in the estimation of reserves, we are not aware of an official industry compilation of such “standard geological and engineering methods generally accepted by the petroleum industry.” With a view toward possible disclosure, please explain to us the basis for concluding that such methods have been sufficiently established so as to judge that the reserve information has been prepared in conformity with such methods.

Response:  The Registrant advises the Staff that in the February 19, 2007 publication of the Society of Petroleum Engineers (“SPE”) entitled “Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information” (“SPE 2007 Standards”), the SPE acknowledges in the foreword section thereof and in section 1.2 that there are “generally accepted engineering and evaluation principles” applicable to the estimation and auditing of oil and gas reserves.  The SPE goes further in section 1.2 to define the relationship between such principles and the “principles of physical science, mathematics, and economics.”  A copy of the SPE 2007 Standards is available for reference at the following website: http://www.spe.org/industry/reserves/docs/ Reserves_Audit_Standards_2007.pdf.

Beyond the SPE 2007 Standards, we are not aware of a single official reference or compilation that sets out a concise list of “generally accepted petroleum engineering and evaluation principles.”  We generally look to the SPE 2007 Standards, the SEC regulations, and other SPE publications, including SPE’s publication entitled “Petroleum Resources Management System,” and use textbooks such as “Applied Petroleum Reservoir Engineering” by Craft and Hawkins and “Practical Reservoir Engineering Methods” by H.C. Slider as a basis for “generally accepted engineering and evaluation principles.”

The estimates shown in the report of D&M included as Exhibit 99.1 to our 2009 Form 10-K have been prepared using the generally accepted principles and methods as promulgated by the SPE in the SPE 2007 Standards and as embodied by the petroleum engineering textbooks, as well as in accordance with applicable standards promulgated by the Commission.  The Registrant has been advised that D&M, in its 2010 report, will make explicit reference to its estimates conforming to the SPE 2007 Standards.

Please direct any questions that you have with respect to the foregoing to Shelley A. Barber at (212) 237-0022.

Very truly yours,

/s/ Shelley A. Barber

Shelley A. Barber

cc:	Douglas V. Brown
Cyrus D. Marter IV
Alan P. Baden